Exhibit 99.1

GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

As at and for the three and nine months ended

September 30, 2015

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and nine month periods ended September 30, 2015 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars) (unaudited)

	September 30, 2015	December 31, 2014

ASSETS

As at

Current
Cash	$193,649	$294,592
Prepaids and advances (note 3)	19,080	21,131
Due from related parties (note 6)	49,165	25,230
Total current assets	261,894	340,953

Capital assets (note 5)	16,467	62,122
Mineral properties (note 4)	-	-

Total assets	$278,361	$403,075

LIABILITIES
Current
Accounts payable	$388,662	$227,840
Accrued liabilities	141,117	208,529
Due to related parties (note 6)	69,164	146,504
Total current liabilities	598,943	582,873

Common share purchase warrants liability (note 9d)	20,755	510,045

Total liabilities	$619,698	$1,092,918

SHAREHOLDERS' EQUITY
Authorized
500,000,000 Common Shares, $0.0001 per share par value (note 9a)
Issued and outstanding
95,253,840 Common Shares (December 31, 2014 - 80,253,840) (note 9)	9,525	8,025
Additional paid-in capital	42,598,152	42,081,820
Deficit accumulated during the exploration stage	(42,949,014)	(42,779,688)
Total shareholders' deficit	(341,337)	(689,843)
Total liabilities and shareholders' deficit	$278,361	$403,075

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in US dollars) (unaudited)

	For the three months ended September 30, 2015	For the three months ended September 30, 2014	For the nine month period ended September 30, 2015	For the nine month period ended September 30, 2014

Expenses

Field camps expenses	$28,476	$168,176	$163,427	$241,805
Geophysics	7,027	-	19,341	-
Geochemistry	-	-	-	273
Geology	-	(3,200)	-	-
Drilling	17,284	-	95,286	-
Management and consulting fees	26,878	100,256	92,424	100,256
Professional fees	14,807	51,634	104,999	115,772
General and administrative expenses	57,250	170,342	312,813	303,614
Depreciation	10,982	11,885	45,655	35,225
Net operating loss	(162,704)	(499,093)	(833,945)	(796,945)
Interest income	462	381	1,977	1,425
(Loss) /gain on common share purchase warrants (note 9d)	271,871	(767,318)	745,970	(704,094)
Foreign exchange loss (gain)	(81,542)	-	(83,328)	-
Net income/(loss) from continuing operations	28,087	(1,266,030)	(169,326)	(1,499,614)

Net loss from discontinued operation (note 8)	-	(14,049)	-	(107,956)

Net income/(loss) and comprehensive income/(loss)	$28,087	$(1,280,079)	$(169,326)	$(1,607,570)

Basic and diluted income/(loss) per common share from continuing operations (note 9e)	$0.00	$(0.02)	$(0.00)	$(0.02)
Basic and diluted loss per common share from discontinued operation (note 9e)	$-	$(0.00)	$-	$(0.00)
Basic and diluted income/(loss) per common share (note 9e)	$0.00	$(0.02)	$(0.00)	$(0.02)

Weighted average number of basic and diluted common shares outstanding (note 9e)	95,253,840	73,427,753	88,385,708	71,479,115

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars) (unaudited)

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(169,326)	$(1,607,570)
Adjustments required to reconcile net loss with net cash used in operating activities
Depreciation	45,655	35,225
(Gain)/loss on common share purchase warrants	(745,970)	704,094
Loss from discontinued operation	-	12,621
Stock based compensation	25,082	23,104
Changes in non-cash working capital balances
Prepaids and advances	2,051	35,016
Assets held for sale	-	7,913
Due from related parties	(7,771)	-
Accounts payable	160,821	22,666
Accrued liabilities	(67,412)	(72,601)
Liabilities held for sale	-	(213,461)
	(756,870)	(1,052,993)
Financing activities
Due to related parties	(93,503)	(180,338)
Common shares and warrants issued	749,430	654,672
Cash provided by financing activities	655,927	474,334
Investing activities
Proceeds from sale of discontinued operation (note 8)	-	800,000
Return of a certificate of deposit	-	10,000
Cash provided by (used in) investing activities	-	810,000

Net increase/(decrease) in cash	(100,943)	231,341

Cash, beginning of the period	294,592	27,910
Cash, end of the period	$193,649	$259,251

See accompanying notes to the interim condensed consolidated financial statements, including note 10 for supplemental cash flow information.

GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Stated in US dollars) (unaudited)

For the nine months ended September 30, 2015

	Number of common shares	Common shares amount	Additional paid-in capital	Accumulated deficit	Total shareholders' deficit
Balance at January 1, 2014	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)
Shares issued at Cdn $0.0525 per share on January 29, 2014	7,500,000	750	-	-	750
Shares issued at Cdn $0.075 per share on February 20, 2014	2,000,000	200	81,160	-	81,360
Shares issued at Cdn $0.06 per share on August 27, 2014	3,000,000	300	89,313		89,613
Stock based compensation expense (note 9c)	-	-	23,101	-	23,101
Net loss for the period	-	-	-	(1,607,570)	(1,607,570)
Balance at September 30, 2014	75,253,840	$7,525	$41,726,830	$(43,224,633)	$(1,490,278)
Shares issued at Cdn $0.10 per share on October 3, 2014	5,000,000	500	313,920	-	314,420
Stock based compensation expense (note 9c)	-	-	41,070	-	41,070
Net Income for the period	-	-	-	444,945	444,945
Balance at December 31, 2014	80,253,840	$8,025	$42,081,820	$(42,779,688)	$(689,843)
Shares issued at Cdn $0.06 per share on May 6, 2015	15,000,000	1,500	491,250	-	492,750
Stock based compensation expense (note 9c)	-	-	25,082	-	25,082
Net loss for the period	-	-	-	(169,326)	(169,326)
Balance at September 30, 2015	95,253,840	$9,525	$42,598,152	$(42,949,014)	$(341,337)

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

1.	ORGANIZATION AND GOING CONCERN

ORGANIZATION

In February 2012, Gentor Resources Inc. (the “Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is a mineral exploration corporation focused on the prospecting and development of mineral properties.

GOING CONCERN

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The Company had for the three and nine month periods ended September 30, 2015, a net income of $28,087 and net loss of $169,326 respectively (three and nine months ended September 30, 2014 – net loss of $1,280,079 and net loss of $1,607,570 respectively), a deficit accumulated during the exploration stage of $42,949,014 as at September 30, 2015 (December 31, 2014 – $42,779,688), and a negative working capital of $337,049 as at September 30, 2015 (December 31, 2014 - $241,920), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves.

These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited. Gentor International Limited was incorporated on December 12, 2011 under the laws of the British Virgin Islands. All of the outstanding shares of Gentor Resources Limited (“Oman Holdco”), which was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010, were sold by the Company in July 2014 and therefore its operations have been presented as a discontinued operation (note 8). Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations. All exploration expenditures are expensed as incurred.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line over a range of two to four years

Mining equipment	-	Straight line over four years

Office equipment	-	Straight line over four years

Furniture and fixtures	-	20% declining balance basis

Building	-	Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the three and nine months ended September 30, 2015.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded an asset retirement obligation on its balance sheet as at September 30, 2015.

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated that all stock options granted in 2014 will vest (no stock options have been granted in 2015).

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and the Turkish and Canadian amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of future income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. The common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at the balance sheet date.

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2015, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

l)	LOSS PER SHARE

Basic loss per share calculation is based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATION

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be re-presented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. In July 2014, the Company sold its operations in Oman. See Note 8.

n)	NEWLY APPLIED ACCOUNTING STANDARDS

The following updates were applied as of January 1, 2015:

•	Accounting Standards Update No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”; and
•	Accounting Standards Update No. 2014-10 “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

In January 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)” – simplifying the Income Statement presentation by eliminating the concept of extraordinary items. The amendments in the update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendment retrospectively to all periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

3.	PREPAIDS AND ADVANCES

The prepaid and advances primarily consist of $6,252 for employee advances and $12,829 for prepaid insurance as at September 30, 2015 (December 31, 2014 - $17,066 advances, $3,702 for prepaid insurance). Other items included in the prepaid and advances total $nil (December 31, 2014 - $363).

4.	MINERAL PROPERTIES

Oman Project

On April 10, 2014, the Company signed a share purchase agreement to sell its properties in Oman by way of the sale by the Company of all of the outstanding shares of Oman Holdco. In July 2014, the Company closed the sale of its properties in Oman for an initial consideration of $800,000 (note 8).

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated joint venture option agreements with two local Turkish entities. The first option agreement (the “Karaburun JV Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014. The Karaburun JV Option expires on December 31, 2015.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun JV Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

5.	CAPITAL ASSETS

September 30, 2015	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$27,543	$(25,822)	$1,721
Mining Equipment	49,430	(37,074)	12,356
Office Equipment	49,600	(47,926)	1,674
Furniture and Fixtures	1,906	(1,190)	716
Building	440,329	(440,329)	0
	$568,808	$(552,341)	$16,467

December 31, 2014	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$27,543	$(15,855)	$11,688
Mining Equipment	49,430	(22,764)	26,666
Office Equipment	49,600	(44,640)	4,960
Furniture and Fixtures	1,906	(733)	1,173
Building	440,329	(422,694)	17,635
	$568,808	$(506,686)	$62,122

6.	RELATED PARTY TRANSACTIONS

As of September 30, 2015, an amount of $53,001 (December 31, 2014 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

As at December 31, 2014, an amount of $64,920 was due to Banro Corporation, a company with common directors during part of 2014, representing common office expenses. As of January 1, 2015, Banro Corporation is no longer considered a related party.

As of September 30, 2015, an amount of $16,164 (December 31, 2014 - $28,583) was owed to Arnold T. Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of September 30, 2015, an amount of $48,838 (December 31, 2014 - $25,230) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses on behalf of Loncor Resources Inc.

As of September 30, 2015, an amount of $327 (December 31, 2014 - $nil) was owed from Delrand Resources Inc., a company with common directors, for the payment of general and administrative expenses on behalf of Delrand Resources Inc.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

7.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey. The Company also had operations in the Sultanate of Oman that were recognized as a reportable segment and sold in July 2014.

As at	September 30, 2015	December 31, 2014

Oman – discontinued operation	$-	$-
Turkey – capital assets	15,209	41,377
Canada – capital assets	1,258	20,745
Total	$16,467	$62,122

8.	DISCONTINUED OPERATION

On July 15, 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser") of the Company's properties in Oman (the “Oman Sale”). The Purchaser is an AIM-listed mineral exploration company. The Oman Sale was effected by way of the sale by the Company to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited ("Oman Holdco"). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of the Company and the interests of the Company in the Oman properties had been held through Oman Holdco.

The assets and liabilities classified as held for sale as at December 31, 2013 are no longer included in the consolidated balance sheet as at September 30, 2014 as a result of the closing of the Oman Sale.

The loss on sale of discontinued operations was determined as follows:

Cash consideration received	800,000
Net assets disposed:
Cash	5,657
Capital assets	6,964
Mineral rights	800,000
812,621
Loss on sale of discontinued operations	12,621

The consideration for the Oman Sale was comprised of a cash payment of $800,000 paid to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.
(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.
(d)	The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company.

As at September 30, 2014, the deferred consideration was not included in the loss on sale of discontinued operations based on management’s assessment of its fair value and collectability. Over the life of the consideration period, management will continue to reassess the value of the deferred consideration on a periodic basis and include any changes in the statement of operations as a part of discontinued operations.

The results of the discontinued operations were as follows:

Total discontinued operations – Statement of comprehensive loss

Expenses
Professional fees	2,072
General and administrative	82,751
Stock options	3,200
Depreciation	7,312
Net loss before discontinuing operations*	95,335

Loss on sale of discontinued operations	12,621

Net loss from discontinued operations	107,956

*This loss represents the activity in 2014 prior to the sale on July 15, 2014.

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

b)	Issued Share Capital

On January 29, 2014, the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years (see notes 9(d) and 12(d)). Arnold T. Kondrat, a director and currently Chief Executive Officer and President of the Company, was the purchaser of all of the said units.

On February 20, 2014, the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years (see notes 9(d) and 12(d)).

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years (see notes 9(d) and 12(d)). Arnold T. Kondrat, a director and Chief Executive Officer and President of the Company, was the purchaser of all of said units.

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089 (Cdn$0.10) per unit for gross proceeds to the Company of $447,254 (Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13 (Cdn$0.15) for a period of one year. A director of the Company purchased 1,000,000 of the said units and an officer of the Company purchased 500,000 of the said units.

On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.083 (Cdn$0.10) for a period of two years. Directors and officers of the Company purchased 10,100,000 of the said units.

As of September 30, 2015, the Company had outstanding 95,253,840 (December 31, 2014 – 80,253,840) common shares.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the nine months ended September 30, 2015 and year ended December 31, 2014:

	Number of options	Weighted average exercise price ($Cdn)	Weighted average fair value ($Cdn)	Weighted average remaining contractual life (in years)
Opening Balance, January 1, 2013	1,825,000	0.90	0.85
Forfeited	(400,000)	0.88	0.70
Closing Balance, December 31, 2013	1,425,000	0.90	0.89	2.13
Granted	1,680,000	0.15	0.06
Forfeited	(675,000)	0.75	0.92
Closing Balance, December 31, 2014	2,430,000	0.42	0.31	3.40
Expired	(300,000)	0.75	1.30
Closing Balance, September 30, 2015	2,130,000	0.38	0.17	3.10

September, 2015
Vested	1,315,000	0.52	0.23	2.76
Unvested	815,000	0.15	0.06	3.65

December 31, 2014
Vested	1,207,500	0.70	0.56	2.39
Unvested	1,222,500	0.15	0.06	4.39

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

During the three and nine months periods ended September 30, 2015, the Company recognized as stock based compensation expense (included in general and administrative expenses) in the consolidated statements of operations of $5,793 and $ 25,082 respectively (three and nine months ended September 30, 2014 - $9,864 and $23,101 respectively). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at September 30, 2015, the unrecognized stock based compensation expense is $6,897 with a weighted average life of 2.71 years (December 31, 2014 - $40,441, 3.55 years).

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions:

(i)	Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options
(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at September 30, 2015, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 20,000,000 common shares of the Company (December 31, 2014 – 12,500,000), as set out in the following table:

Issue Date	Number of shares issuable	$ U.S. Exercice price	Exercise period (months)	Remaining contractual life (months)
January 29, 2014 (1)	7,500,000	$0.063	24	4
February 20, 2014 (2)	1,000,000	$0.090	24	5
August 27, 2014 (3)	1,500,000	$0.070	24	11
October 03, 2014 (4)	2,500,000	$0.130	12	-
May 06, 2015 (5)	7,500,000	$0.083	24	19
	20,000,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.07 for one share and converted at day of issue.
(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.
(3)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.075 for one share and converted at day of issue.
(4)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.15 for one share and converted at day of issue.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

(5)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.

As of September 30, 2015, the weighted average fair value per Canadian dollar common share purchase warrant was $0.010 (December 31, 2014 - $0.057).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrant granted based on the following assumptions:

(i)	Risk-free interest rate: 0.58% - 1.09%, which is based on the Bank of Canada benchmark bonds, average yield 1-2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants
(ii)	Expected volatility: 41.63% - 130.12%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

During the nine months ended September 30, 2015, an amount of $745,970 in the statement of operations was recorded as a gain on derivative financial instruments (September 30, 2014 – loss of $704,094).

Issue date	Number of warrants	Fair value on issuance	Gain/loss on derivatives	Fair Value at December 31, 2014	Gain/loss on derivatives	Fair Value at September 30, 2015
January 29, 2014	7,500,000	$381,334	(25,759)	$355,575	(352,775)	$2,800
February 20, 2014	1,000,000	$53,790	(15,172)	$38,618	(38,469)	$149
August 27, 2014	1,500,000	$74,313	15,033	$89,345	(87,217)	$2,128
October 03, 2014	2,500,000	$132,804	(106,297)	$26,507	(26,507)	$-
May 06, 2015	7,500,000	$256,680	-	$-	(241,001)	$15,679
	20,000,000	$898,921	(132,195)	510,045	(745,970)	20,755

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine month periods ended September 30, 2015, amounting to 95,253,840 and 88,385,708 common shares respectively (three and nine months ended September 30, 2014 – 73,427,753 and 71,479,115 common shares respectively). 2,430,000 stock options and 20,000,000 warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

10.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For nine month period ended	September, 2015		September 30, 2014

Cash paid during the period for:	$		$
Interest		-		-
Income taxes		-		-

11.	INCOME TAXES

For income tax purposes the Company had $833,945 of net operating loss for the nine months period ended September 30, 2015, which can be added to the Company’s loss carryforwards. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved.

No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

12.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish lira.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had an equal but opposite effect as at September 30, 2015.

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

	Canadian	Turkish
	Dollar	Lira
Cash	-	75,661
Prepaids and advances	-	40,044
Accounts payable	(480,409)	(10,169)
Accrued liabilities	(189,012)	-
Total foreign currency working capital	(669,421)	105,536
US$ exchange rate at September 30, 2015	0.7466	0.3733
Total foreign currency net working capital in US$	(499,789)	39,397
Impact of a 10% strengthening of the US$ on net income (loss)	(49,979)	3,940

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At September 30, 2015, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants (note 9d) would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

September 30, 2015

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$20,755	-

GENTOR RESOURCES INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three and nine month periods ended September 30, 2015

December 31, 2014

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$510,046	-